

SECURITIES AND EXCHANGE COMMISSION

10031268

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

CM

SEC FILE NUMBER
8- 66527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTRADE SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O BUTTONWOOD BUSINESS SOLUTIONS LLC

(No. and Street)

65 BROADWAY, 18TH FLOOR, NEW YORK, NY 10006

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Rashti 972.50.370.2229

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yin Shen Co., CPA

(Name – *if individual, state last, first, middle name*)

31-50 140th Street, Suite 6C, Flushing, New York 11354

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 11 2010
WASH. D.C.
193

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Rashti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centrade Securities Corp., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

SCOTT H. GOLDSTEIN
Notary Public, State of New York
No. 31-4849852
Qualified in New York County
Commission Expires April 28, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Centrade Securities Corp.

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To the Board of Directors
Centrade Securities Corp.

We have audited the accompanying statement of financial condition of Centrade Securities Corp. as of December 31, 2009, and the related statements of income, changes in stockholders' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrade Securities Corp. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen Co. CPA
New York, New York
February 21, 2010



Centrade Securities Corp.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash & cash equivalent	$ 9,871
Commission and other receivable	24,951
Deposit in Clearing House	53,580
Furniture, equipment at cost,	3,620
Less accumulated depreciation	(2,098)
Total assets	89,924

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	4,500
Payroll and payroll tax liabilities	3,318
Total liabilities	7,818
Stockholders' Equity	
Common stock	25,000
Additional paid-in capital	47,000
Retained earnings	10,106
Total stockholders' equity	82,106
Total liabilities and stockholders' equity	$ 89,924

The accompanying notes are an integral part of these financial statements

Centrade Securities Corp.

Statement of Income
for the Year Ended December 31, 2009

REVENUES:	
Commission income	$ 253,028
Interest and dividends	42
	253,070
EXPENSES:	
Employee compensation and benefits	166,469
Exchange, and clearing fees	4,011
Commission to other broker and dealer	7,758
Communications and data processing	3,804
Occupancy	6,847
Professional fees	34,797
Regulatory related expense	11,615
Other expenses	30,100
	265,401
INCOME BEFORE INCOME TAXES	(12,331)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (12,331)

The accompanying notes are an integral part of these financial statements

Centrade Securities Corp.

Statement of Cash Flows
for the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (12,331)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	723	
(Increase) decrease in operating assets:		
Deposits in clearing house	(49)	
Prepaid expenses	5,164	
Commission receivable	(4,752)	
Increase (decrease) in operating liabilities:		
Payroll tax liabilities	1,328	
Accrued expenses	(500)	1,914
Total adjustments		
Net cash used in operating activities		(10,417)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in	-	-
Net cash provided by financing activities		-
INCREASE IN CASH		(10,417)
CASH AT BEGINNING OF THE YEAR		20,288
CASH AT END OF THE YEAR		$ 9,871

The accompanying notes are an integral part of these financial statements

Centrade Securities Corp.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2009

	Capital Stock Common		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2008	200	$ 25,000	47,000	22,437	94,437
					-
Net income(loss)				(12,331)	(12,331)
Changes in Capital	-		-	-	-
Balance at December 31, 2009	200	25,000	47,000	10,106	$ 82,106

The accompanying notes are an integral part of these financial statements

Centrade Securities Corp.
Notes to Financial Statements

For the Year Ended December 31, 2009

1. Organization and nature of business

Centrade Securities Corp. (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The name under which it was formed was Trade Center Securities Corp. The Company is exempt from SEC customer protection rules under the Paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company is a New Jersey corporation organized on April 7, 2004.

2. Significant Accounting Policies

The Company is engaged in a single line of business as an introducing broker for retailing corporate equity securities over-the-counter. The Company's income is based on commission for the services provided. The Company does not carry customers' accounts. Customers' securities are transacted through accounts of clearing organizations on a fully disclosed basis pursuant to the requirements of SEC rules 17a-3 and 17a-4. The financial statements reflect their retailing securities activities.

Commissions and related clearing expenses are recorded based on clearing house's statements.

At present, the Company does not maintain any customers' accounts.

The Company does not transact securities on their own clearing accounts. There are no transactions involving purchases of securities under agreements to resell or sales securities under agreements to repurchase.

The Company prepares its financial statements on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not hold for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum required dollar amount is $5,000. At December 31, 2009, the Company was in compliance with these regulations. The company's net capital ratio was 0.10 to 1, and exceed required dollar amount limit by $74,512.

4. Income tax

For the tax purpose, the Company is an S subchapter corporate with a single shareholder, and as such, the Company does not pay federal income taxes. The Company is still responsible for certain state corporation filings.

5. Depreciation

The Company employed straight line method to depreciate its furniture and office equipment using estimate useful life for five years.

6. Commitment and Contingence

The Company's office rent is accrued and paid for $500.00 per month. The term is based on month by month.

7. Pension plan

The Company does not adopt any pension plans in 2009.

Centrade Securities Corp.

Supplement Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

Centrade Securities Corp.

SCHEDULE I

Computation of Net capital Under rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

NET CAPITAL		
Total stockholders' equity		$ 82,106
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		82,106
Deductions:		
Noneallowable assets		
Furniture, and equipment, net	(1,522)	
Other assets		(1,522)
		80,584
Net capital before haircuts on securities positions		
Haircuts on securities		
Deposits in clearing house	(1,072)	
	-	(1,072)
NET CAPITAL		$ 79,512
AGGREGATE INDEBTEDNESS		
Other payable and accrued expenses	7,818	7,818
Total aggregate indebtedness		$ 7,818
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		521
Minimum dollar required:		5,000
Excess net capital		$ 74,512
Excess net capital at 1,000% (Net capital - 10% of AI)		$ 78,731
Ratio: Aggregate indebtedness to net capital		0.10

Centrade Securities Corp.

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$	80,580
Adjustments:			
Differerence due to offsetting various assets accounts against related laibilities	4		
Haircut on money market funds	(1,072)		(1,068)
Net capital per above		$	79,512

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
Centrade Securities Corp.

In planning and performing our audit of the financial statements of Centrade Securities Corp. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
New York, New York
February 21, 2010

